Exhibit 99.1
For Immediate Release
Bennett Environmental Inc. (“BEI”) Update
Highlights:
•	Belledune compliance test undertaken. Company now awaits test results;

•	BEI received an ID/IQ purchase order for up to a maximum shared quantity of 45,000 tonnes of contaminated material from Federal Creosote Superfund Project in Manville, New Jersey; Work order for 1,000 tonnes accompanies ID/IQ purchase order;

•	Approximately 7,700 tonnes of material treated in Q1; and

•	BEI continues to work with its auditors on completing the restatement of its annual consolidated financial statements for the fiscal years ended December 31, 2003 and 2004.
Oakville, Ontario, April 20, 2006 — As a result of the restatement of its annual consolidated financial statements for the fiscal years ended December 31, 2003 and 2004, which was previously announced on March 6, 2006, Bennett Environmental announces today that it continues to be delayed in filing its annual financial statements and annual Management’s Discussion & Analysis related thereto, and its Annual Information Form, for the fiscal year ended December 31, 2005 by the required filing date under applicable Canadian securities laws, namely March 31, 2006. BEI’s management is in the process of working with its auditors to finalize the restatement of its financial statements for fiscal 2003 and 2004 and preparing the financial statements for the fiscal year ended December 31, 2005.
Bennett anticipates that it will be in a position to file its annual financial statements and related annual filings in the near future. Until its annual financial statements and related annual filings are filed, BEI intends to satisfy the requirements of the “alternate information guidelines” described in Ontario Securities Commission Policy 57-603, including issuing by-weekly default status reports.
The Company is pleased to announce that it has completed the environmental Compliance Test at its facility in Belledune, New Brunswick. The Compliance Test was completed on April 19, 2006 and the samples that were taken by an independent third party environmental consulting firm, during the testing period, will be sent to a laboratory for analysis. BEI believes that it will take the laboratory up to eight (8) weeks to complete the analysis of the test samples. Once the analysis is complete, those results will be sent to the Government of New Brunswick for review against the draft operating permit.

BEI received an ID/IQ purchase order for up to a maximum shared quantity of 45,000 tonnes of contaminated material from the Federal Creosote project; the contract stipulates that this purchase order can be fully satisfied by a minimum delivery of 1,000 tonnes. In April 2006, a work order for an estimated 1,000 tonnes of contaminated material from the Federal Creosote Superfund site was issued to BEI. It is expected that this material will be sent for processing to BEI’s facility in St. Ambroise, Quebec, sometime in the second quarter of 2006.
BEI currently expects to announce the results of Q1 2006 sometime in May, 2006, or as soon as is practical. However, it is in a position to report that during the first quarter of 2006 it processed approximately 7,700 tonnes of contaminated material and has approximately 5,000 tonnes of contaminated material currently in inventory or expected to be delivered in the second quarter of 2006.
Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Michael McSweeney, Vice President, at the Oakville office at (905) 339-1540.